June 2, 2011	Exhibit 99.1

Central Fund of Canada Limited (Symbols: NYSE Amex - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the six months ended April 30, 2011.

CENTRAL FUND OF CANADA LIMITED
Statements of Net Assets
(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2011	2010
Net assets:
Gold bullion, at market, average cost $1,355,145,634 (2010: $1,082,841,134)	$2,648,220,735	2,025,827,619
Silver bullion, at market, average cost $964,091,381 (2010: $897,877,881)	3,671,187,718	1,802,010,110
Cash and short-term deposits	81,258,115	82,910,625
Prepaid bullion insurance	-	62,500
Interest receivable and other	164,004	62,216
	6,400,830,572	3,910,873,070
Accrued liabilities	(3,201,852)	(1,724,552)
Dividends payable	-	(2,382,827)
Net assets representing shareholders’ equity	$6,397,628,720	3,906,765,691

Represented by:
Capital stock Class A shares issued: 254,432,713 (2010: 238,282,713)	$2,419,465,730	2,074,326,530
Common shares issued: 40,000	19,458	19,458
	2,419,485,188	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	3,978,143,532	1,832,419,703
	$6,397,628,720	3,906,765,691

Net asset value per share:
Class A shares	$25.14	16.39
Common shares	$22.14	13.39
Exchange rate: U.S. $1.00 = Cdn.	$0.9486	1.0188

Net asset value per share expressed in Canadian dollars:
Class A shares	$23.85	16.70
Common shares	$21.00	13.65

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2010 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $2.491 billion during the six months ended April 30, 2011, primarily as a result of increases in the prices of gold and silver during the period of 16.0% and 99.1% respectively.  The balance of the increase in net assets was attributable to the $345.1 million public offering completed on April 6, 2011.   Through this public offering, the Company issued 16,150,000 Class A shares for proceeds of $345,739,200 net of underwriting fees of $14,405,800. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $345,139,200.  The Company used the net proceeds from this public offering to purchase 190,400 fine ounces of gold at a cost of $272,304,500 and 1,755,000 ounces of silver at a cost of $66,213,500, all in physical bar form. The balance of $6,621,200 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED
Statements of Income
(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2011	2010	2011	2010
Income:
Interest	$100,149	26,737	$44,003	9,889
Change in unrealized appreciation of holdings	2,153,086,124	313,275,707	1,897,741,000	292,599,170
Total income	2,153,186,273	313,302,444	1,897,785,003	292,609,059
Expenses:
Administration fees	4,286,573	2,639,952	2,362,437	1,327,207
Safekeeping, insurance and bank charges	2,683,660	1,232,718	1,527,380	623,676
Shareholder information	143,674	151,040	76,001	103,679
Directors’ fees and expenses	81,835	81,345	35,663	35,008
Stock exchange fees	75,767	67,167	38,348	35,345
Accounting fees	71,900	63,620	28,081	23,172
Legal fees	67,368	74,721	23,305	62,512
Registrar and transfer agent fees	50,741	41,074	33,773	28,942
Miscellaneous	187	14	187	14
Foreign currency exchange loss	739	-	739	-
Total expenses	7,462,444	4,351,651	4,125,914	2,239,555
Net income inclusive of the change in unrealized appreciation of holdings	$2,145,723,829	308,950,793	$1,893,659,089	290,369,504
Net income (loss) per share:
Class A shares	$8.92	1.46	$7.80	1.37
Common shares	$8.92	1.46	$7.80	1.37

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended April 30, 2011 was $1.894 billion compared to $290.4 million for the comparative period in 2010.  For the six months ended April 30, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $2.146 billion compared to $309.0 million for the same period in 2010.  Virtually all of the net income for both the three and six month periods was a result of the change in the unrealized appreciation of gold and silver.  The price of gold increased by 17.8% during the past three months, and by 16.0% over the six month period.  During the same periods, the prices of silver increased by 71.9% and 99.1% respectively.  Interest income increased compared to the comparable three and six month periods in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $2.4 million, from $1.3 million for the comparative three month period in 2010.  For the six month period ended April 30, 2011, administration fees increased to $4.3 million from $2.6 million for the comparative period in 2010.  This increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three month periods ended April 30, 2011 and 2010 remained unchanged at 0.08%.  The expense ratio for the six-month period ended April 30, 2011 was 0.15% compared to 0.16% for the same six-month period in 2010.   For the twelve month period ended April 30, 2011, the expense ratio was 0.30% compared to 0.32% for the twelve month period ended April 30, 2010.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At April 30, 2011, the Class A shares of Central Fund were backed 98.8% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878